                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                                 SCHEDULE 13D
                                (Rule 13d -101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(A)

                            (AMENDMENT NO. 1 )*
                                          ----


                                 M-WAVE, INC.
                            ----------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                  ------------------------------------------
                        (Title of Class of Securities)

                                  554034 10 8
                  ------------------------------------------
                                (CUSIP Number)

                                Eric C. Larson
                       First Chicago Equity Corporation
                          Three First National Plaza
                                  Suite 1210
                            Chicago, Illinois 60670
                                 312/732-9825
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 17, 1998
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                              Page 1 of 25 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 554034 10 8                                   PAGE 2 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Chicago Equity Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          694,464 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          694,464 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      694,464 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 554034 10 8                                   PAGE 3 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Chicago Financial Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      None except as indirectly through one or more subsidiaries as reported herein. See Item 2.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 554034 108                                     PAGE 4 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BANK ONE CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      None except as indirectly through one or more subsidiaries as reported herein. See item 2.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 554034 108                                     PAGE 5 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cross Creek Partners II
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          87,500 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          87,500 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      87,500 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Schedule 13D originally filed with the Securities and Exchange Commission on August 2, 1993 (the "Original Schedule 13D") is hereby amended and restated in its entirety to read as follows:

     ITEM 1.  SECURITY AND ISSUER.

     The securities to which this Amendment No. 1 to Statement on Schedule 13D (this "Statement") relates are shares of Common Stock, $0.01 par value ("Common Stock") of M-WAVE, INC., a Delaware corporation ("M-Wave").

     The address of the principal executive office of M-Wave is M-WAVE, INC., 216 Evergreen Street, Bensenville, Illinois, 60106.

     ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This Statement is being jointly filed by: (i) First Chicago Equity Corporation, an Illinois corporation and formerly known as First Capital Corporation of Chicago ("FCEC"), and Cross Creek Partners II, an Illinois general partnership ) ("Cross Creek"), by virtue of their direct beneficial ownership of Common Stock; (ii) First Chicago Financial Corporation, a Delaware corporation ("FCFC"), by virtue of its indirect beneficial ownership of Common Stock through its ownership of all of the outstanding capital stock of FCEC; and
(iii) BANK ONE CORPORATION, a Delaware corporation ("BANK ONE"), by virtue of its indirect beneficial ownership of Common Stock through its ownership of all of the outstanding capital stock of FCFC. The foregoing entities are collectively referred to herein as the "Reporting Persons." FCEC, FCFC and BANK ONE disclaim any beneficial ownership of shares of Common Stock beneficially owned by Cross Creek, which is a general partnership composed of individual officers of The First National Bank of Chicago.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     Certain information required by this Item 2 concerning the directors, executive officers and general partners, as applicable, of FCEC, FCFC, BANK ONE and Cross Creek is set forth on Appendix I, Appendix II, Appendix III and Appendix IV, respectively.

     The Reporting Persons may be deemed to constitute a "group" for purpose of
Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group for any purpose other than as set forth in this Schedule 13D. The agreement among the Reporting Persons relating to this joint filing of this Schedule 13D is attached hereto as Exhibit D.

     (b) The address of the principal business and principal office of and Cross Creek is Three First National Plaza, Chicago, Illinois 60670. The address of the principal business and principal office of FCEC, FCFC and BANK ONE is One First National Plaza, Chicago, Illinois 60670.

     (c) BANK ONE is a multi-bank holding company registered under the Bank Holding Company Act, as amended, which commenced operations in 1998 as a result of the merger effective October 2, 1998 of First Chicago NBD Corporation and BANC ONE CORPORATION. Through its banking subsidiaries, BANK ONE provides domestic retail banking, worldwide commercial banking, investment management and trust services and credit cards. BANK ONE also owns non-bank subsidiaries that engage in businesses related to banking and finance, including consumer and education finance, mortgage lending and servicing, community development, venture capital, insurance, investment and merchant banking, trust, brokerage, investment management, leasing and data processing.

                              Page 6 of 25 Pages

     FCFC raises funds to finance the operations of its subsidiaries, FCEC, First Chicago Leasing Corporation, First Chicago Capital Markets, Inc., First Chicago Capital Corporation, First Chicago Investment Corporation and First Chicago Hedging Services Corporation. FCEC, a small business investment company licensed under the Small Business Investment Act of 1958, offers equity funding for small business ventures. Cross Creek is a general partnership composed of individual officers of First National Bank of Chicago, a banking subsidiary of BANK ONE, and is principally engaged in the business of venture capital investing.

     (d) and (e) During the last five years, none of FCEC, FCFC, BANK ONE or Cross Creek nor, to the best knowledge of any of FCEC, FCFC, BANK ONE or Cross Creek, any individual identified in Appendix I, Appendix II, Appendix III and Appendix IV, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) BANK ONE and FCFC are Delaware corporations, FCEC is an Illinois corporation and Cross Creek is an Illinois general partnership, and to the knowledge of each Reporting Person, each of the executive officers and directors and partners of each such Reporting Person is a citizen of the United States, except for Mr. Siegfried Buschmann, who is a citizen of Germany.

     ITEM 3.  SOURCE OF AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to that certain Securities Purchase Agreement (the "Securities Purchase Agreement"), dated as of July 21, 1993, between FCEC and Cross Creek (collectively, the "Purchasers") and Joel S. Dryer ("Dryer"), Purchasers acquired from Dryer an aggregate of 718,964 shares (the "Sale Shares") of Common Stock for an aggregate cash consideration of $5,032,748.00 (the "Cash Consideration") or $7.00 per share. The source of such funds of FCEC for the acquisition of the Sale Shares acquired by it was internal capital. The source of funds of Cross Creek for the acquisition of the Sales Shares acquired by it was a combination of internal capital and funds borrowed, from time to time, from First Chicago Investment Corporation, an indirect subsidiary of FCEC. Any borrowings in Cross Creek to finance such purchase has been repaid.

     A copy of the Revolving Credit Agreement, dated as of January 21, 1993, between First Chicago Investment Corporation and Cross Creek is hereby incorporated by reference to Exhibit D to the Original Schedule 13D.

     ITEM 4.  PURPOSE OF TRANSACTION.

     Purchasers purchased the Sale Shares solely for investment purposes. Depending on market conditions and other factors (including, but not limited to, the evaluation of M-Wave's businesses and prospects, the availability of funds and general economic conditions), Purchasers may, from time to time, purchase additional shares of Common Stock or dispose of all or a portion of their investment in M-Wave. FCEC may actively seek to dispose of a portion of its investment in M-Wave to other institutional or accredited investors.

     Pursuant to the terms of a Shareholders Agreement, dated July 21, 1993 (the "Shareholders Agreement") among Purchasers and Joseph A. Turek ("Turek"), the Chairman and Chief Executive Officer of M-Wave and the holder of 930,000 shares of Common Stock, Turek agreed to vote his shares of Common Stock in favor of the election to M-Wave's board of directors (the "Board") of the greater of two, or one third of the total number of directors of M-Wave, designated by Purchasers. Purchasers also agreed to vote the Sale Shares in favor of the election of Turek to the Board of Directors of M-Wave. As a consequence of the Shareholders Agreement, Timothy A. Dugan and Eric C. Larson currently serve on the Board of M-Wave. Mr. Larson is a Managing Director of FNBC and a general partner of Cross Creek. Mr. Dugan is an Investment Manager of FNBC and a general partner of Cross Creek.

                              Page 7 of 25 Pages

     In connection with the acquisition of the Sale Shares by Purchasers, Dryer has resigned from his position as Chairman of the Board, Chief Executive Officer and Secretary of M-Wave and Chairman of the Board, Chief Executive Officer and Treasurer of Poly Circuits, Inc., a wholly owned subsidiary of M-Wave ("Poly Circuits"). Dryer is no longer an employee or Director of Poly Circuits or M-Wave.

     On November 17, 1998, and in accordance with the terms of M-Wave's By-Laws, FCEC delivered a notice to M-Wave (the "Notice") informing M-Wave of its intention to nominate two (2) Directors to stand for election at the Company's annual meeting of stockholders for 1998, which is currently scheduled for December 9, 1998. A copy of the Notice is filed herewith as Exhibit E and is incorporated herein by reference.

     The current Board is comprised of five individuals, two of which, Messrs. Eric C. Larson and Timothy A. Dugan, have been designated by the First Chicago Entities pursuant to the Shareholders Agreement. As indicated in its Notice, FCEC intends to nominate the following persons (the "Nominees") at M-Wave's 1998 annual meeting of stockholders:

                             Mr. Lawrence E. Fox
                             Mr. L. Christopher Saenger III

Each of the Nominees has agreed to serve as a member of the Board.  Mr. Lawrence
E. Fox is a Senior Vice President of FCEC and Mr. L. Christopher Saenger III is a Vice President of First Chicago Capital Corporation, an affiliate of FCEC. If the Nominees are elected, FCEC would have four representatives serving on the Board of M-Wave. The By-Laws of M-Wave provide that the Board shall not be comprised of less than two nor more than seven persons and that newly created directorships resulting from an increase in the number of Directors may be filled by the affirmative votes of a majority of the entire Board.

     FCEC intends to nominate the Nominees in an effort to gain control of the Board. FCEC believes that current Board (including the two nominees proposed for reelection by the Board (Messrs. Lavern D. Kramer and Rick Mathes)) and current management of M-Wave have not demonstrated a willingness to fully consider all actions that would maximize stockholder value. FCEC is seeking control of the Board because it believes that such action is necessary in order to protect its investment in M-Wave.

     In accordance with applicable law, FCEC intends to engage in communications with one or more of the Company's other stockholders regarding its proposed Nominees and the Board's need to consider all alternatives to maximize stockholder value and may seek proxies from such stockholders. In order to qualify under the exemption provided by Rule 14a-2(b)(2) of Regulation 14A, FCEC does not intend to contact or solicit proxies from more than 10 persons. FCEC reserves the right to solicit additional stockholders in the event that it decides to prepare and file the required proxy solicitation materials with the Securities and Exchange Commision. FCEC also has engaged, and will continue to engage, in communications with one or more of M-Wave's officers or members of M-Wave's current Board of Directors regarding M-Wave and its operations.

     FCEC is considering and exploring a variety of alternatives to maximize stockholder value, including, without limitation: (1) the acquisition of any additional securities of M-Wave, or the disposition of any securities of M-Wave;
(2) any extraordinary corporate transaction, such as a merger, reorganization or liquidation of M-Wave or its subsidiaries; (3) a sale or transfer of a material amount of assets of M-Wave or its subsidiaries; (4) any material change in the present board of directors or management of M-Wave; (5) any material change in the present capitalization of or dividend policy of M-Wave; (6) any material change in M-Wave's business or corporate structure; (7) any change in M-Wave's charter or by-laws or other actions which may impede the acquisition of control of M-Wave by any person; (8) the termination of M-Wave's registration to be quoted on the Nasdaq National Market; (9) the termination of M-Wave's registration under the Securities Exchange Act of 1934; or (10) any action similar to any of those enumerated above.

                              Page 8 of 25 Pages

     This Statement does not constitute a solicitation of a proxy, consent or authorization for or with respect to the Company's 1998 annual meeting of stockholders, or special meeting of stockholders or otherwise.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Based on information contained in M-Wave's Quarterly Report filed on Form 10-Q for the quarter ended September 30, 1998, there were 3,049,806 shares of Common Stock outstanding as of November 6, 1998. As of the date of this Statement, assuming that M-Wave has not issued any new shares of Common Stock since November 6, 1998, FCEC beneficially owns directly (and FCFC and BANK ONE may be deemed to beneficially own indirectly) 694,464 shares of Common Stock representing 22.8% of the total outstanding shares of Common Stock. As of the date of this Statement, Cross Creek owns directly 87,500 shares of Common Stock representing 2.9% of the total outstanding shares of Common Stock. Each of FCEC, FCFC and BANK ONE disclaim beneficial ownership of any shares of Common Stock beneficially owned by Cross Creek.

     (b) Subject to the Shareholder's Agreement, FCEC has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of the 694,464 shares of Common Stock acquired by it pursuant to the Securities Purchase Agreement. Subject to the Shareholder's Agreement, Cross Creek has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of the 87,500 shares of Common Stock acquired by it pursuant to the Securities Purchase Agreement.

     (c) Except as provided above, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, the other persons named in Item 2 of this Statement, beneficially owns any shares of Common Stock and in the 60 days preceding the filing of this Statement, none of such persons has effected any transactions in any shares of Common Stock.

     (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Sale Shares.

     (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made to the responses to Items 2, 4 and 5 of this Statement with respect to certain relationships among FCEC, FCFC, BANK ONE and Cross Creek.

Shareholders Agreement.
----------------------

     In connection with the acquisition of the Sale Shares by Purchasers, Purchasers and Turek executed the Shareholders Agreement. Reference is made to
Item 4 for a discussion of certain agreements of Turek and Purchasers with respect to voting their respective shares of Common Stock in connection with the election of directors of M-Wave. In addition, subject to certain exceptions, Turek agreed not to sell or otherwise transfer, from time to time, in the aggregate, in excess of that number of shares of Common Stock which is achieved by multiplying 100,000 by the sum of one plus the number of full years elapsed since July 21, 1993 (except for sales made, in connection with a registered offering in which Purchasers also participate), unless Purchasers have previously disposed of in excess of such amount, in which case Turek shall be entitled to dispose of that number of shares of Common Stock as shall have been previously sold by Purchasers less than number of shares of Common Stock previously sold by Turek in accordance with the Shareholders Agreement. Pursuant to the Shareholders Agreement, Turek was also granted the right to participate in any registered sale of Common Stock effected by Purchasers in accordance with the Registration Rights Agreement or in any other sale effected by Purchasers, subject to certain limitations. Each of Turek and Purchasers were granted rights of first refusal with respect to shares of Common Stock proposed to be sold by the other. The Shareholders Agreement terminates at such time as Purchasers shall

                              Page 9 of 25 Pages
hold less than 25% of the Common Stock originally acquired by them in accordance with the Securities Purchase Agreement.

     A copy of the Shareholders Agreement was filed as Exhibit A to the Original
Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement.

     In connection with the acquisition of the Sale Shares by Purchasers, M-Wave, pursuant to a Registration Rights Agreement dated July 21, 1993 (the "Registration Rights Agreement") by and among Purchasers and M-Wave, granted to Purchasers certain registration rights with respect to the Sale Shares. The Registration Rights Agreement provides Purchaser with the right to require M-Wave to (i) subject to certain limitations, effect two registrations (or three in the event of a proration in connection with the second registration) of the Sale Shares under applicable U.S. securities laws upon demand by Purchasers; provided that Purchasers are only entitled to one such registration prior to July 21, 1996, and (ii) include, subject to certain limitations, at the request of Purchasers, the Sale Shares in any registration of shares of Common Stock initiated by M-Wave. In connection with the Registration Rights Agreement, M-Wave and Purchasers have agreed to indemnify each other against certain liabilities resulting from violations of the Securities Act of 1933 or other applicable securities laws or regulations. The rights and obligations of Purchasers under the Registration Rights Agreement are transferable by Purchasers to transferees of the Sale Shares.

     A copy of the Registration Rights Agreement was filed as Exhibit B to the Original Schedule 13D and is incorporated herein by reference.

     The summary of certain provisions of the Shareholders Agreement and the Registration Rights Agreement set forth in this Statement is not intended to be complete and is qualified in its entirety by reference to the detailed provisions of the Shareholders Agreement and the Registration Rights Agreement, originally filed as Exhibit A and Exhibit B to the Original Schedule 13D.

     Except as set forth in this Statement, including the Exhibits hereto, to the best knowledge of the Reporting Persons, no contract, arrangements, understandings of relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A --   Shareholders Agreement, dated July 21, 1993, among Joseph A.
                    Turek, First Chicago Equity Corporation and Cross Creek
                    Partners II, incorporated by reference to Exhibit A of the Original Schedule 13D.


     Exhibit B --   Registration Rights Agreement, dated July 27, 1993, among M-
                    WAVE, INC., First Chicago Equity Corporation of Chicago and
                    Cross Creek Partners II, incorporated by reference to Exhibit B of the Original Schedule 13D.


     Exhibit C --   Revolving Credit Agreement, dated January 21, 1993, between
                    Cross Creek Partners II and First Chicago Investment
                    Corporation, incorporated by reference to Exhibit C of the Original Schedule 13D.


     Exhibit D --   Agreement relating to Joint Filing pursuant to Rule 13d-
                    1(f), dated November 16, 1998, by and among First Chicago
                    Equity Corporation, First Chicago Financial Corporation,
                    BANK ONE CORPORATION and Cross Creek Partners II.

                              Page 10 of 25 Pages

     Exhibit E --   Letter, dated November 17, 1998, to M-WAVE, INC. from First
                    Chicago Equity Corporation.


                              Page 11 of 25 Pages

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 17, 1998

                                         FIRST CHICAGO EQUITY CORPORATION

                                         By:    /s/ Geoffrey L. Stringer
                                                ------------------------
                                         Name:  Geoffrey L. Stringer
                                         Title: Chairman of the Board

                                         FIRST CHICAGO FINANCIAL CORPORATION

                                         By:    /s/ David J. Vitale
                                                -------------------
                                         Name:  David J. Vitale
                                         Title: President

                                         BANK ONE CORPORATION

                                         By:    /s/ David J. Vitale
                                                --------------------
                                         Name:  David J. Vitale
                                         Title: Vice Chairman


                                         CROSS CREEK PARTNERS II

                                         By:    /s/ Eric C. Larson
                                                -------------------
                                         Name:  Eric C. Larson
                                         Title: General Partner


                              Page 12 of 25 Pages

                                   APPENDIX I


                 DIRECTORS OF FIRST CHICAGO EQUITY CORPORATION
                 ---------------------------------------------

NAME                    PRINCIPAL OCCUPATION                  BUSINESS ADDRESS
----------------------  --------------------                  ------------------------
Garrett R. Glass        Senior Vice President                 One First National Plaza
                        The First National Bank of Chicago    Chicago, IL 60670

William J. Roberts      Controller                            One First National Plaza
                        BANK ONE CORPORATION                  Chicago, IL 60670

Robert A. Rosholt       Chief Financial Officer               One First National Plaza
                        BANK ONE CORPORATION                  Chicago, IL 60670

Geoffrey L. Stringer    Senior Vice President                 One First National Plaza
                        The First National Bank of Chicago    Chicago, IL 60670

David J. Vitale         Vice Chairman of the Board            One First National Plaza
                        BANK ONE CORPORATION                  Chicago, IL 60670


             EXECUTIVE OFFICERS OF FIRST CHICAGO EQUITY CORPORATION
             ------------------------------------------------------


NAME                    TITLE                                 PRINCIPAL OCCUPATION
----                    ------                                ---------------------
Geoffrey L. Stringer    Chairman of the Board                 Senior Vice President of
                                                              The First National Bank of Chicago*

David J. Vitale         President                             Vice Chairman of the Board of
                                                              BANK ONE CORPORATION*

Robert A. Rosholt       Executive Vice President              Chief Financial Officer of
                                                              BANK ONE CORPORATION*


* Such employment is conducted at One First National Plaza, Chicago, IL 60670.


                              Page 13 of 25 Pages

                                  APPENDIX II

               DIRECTORS OF FIRST CHICAGO FINANCIAL CORPORATION
               ------------------------------------------------


NAME                    TITLE                               BUSINESS ADDRESS
----                    -----                               ----------------
Verne G. Istock         Chairman of the Board               One First National Plaza
                        BANK ONE CORPORATION                Chicago, IL 60670

Robert A. Rosholt       Chief Financial Officer             One First National Plaza
                        BANK ONE CORPORATION                Chicago, IL 60670

Geoffrey L. Stringer    Senior Vice President               One First National Plaza
                        The First National Bank of Chicago  Chicago, IL 60670

David J. Vitale         Vice Chairman of the Board          One First National Plaza
                        BANK ONE CORPORATION                Chicago, IL 60670



           EXECUTIVE OFFICERS OF FIRST CHICAGO FINANCIAL CORPORATION
           ---------------------------------------------------------


NAME                    TITLE                               PRINCIPAL OCCUPATION
----                    -----                               --------------------
Verne G. Istock         Chairman of the Board               Chairman of the Board of
                                                            BANK ONE CORPORATION*

David J. Vitale         President                           Vice Chairman of the Board of
                                                            BANK ONE CORPORATION*

* Such employment is conducted at One First National Plaza, Chicago, IL 60670.


                              Page 14 of 25 Pages

                                 APPENDIX III

                       DIRECTORS OF BANK ONE CORPORATION

NAME                          PRINCIPAL OCCUPATION               BUSINESS ADDRESS
----                          --------------------               ----------------
John H. Bryan                 Chairman of the Board and          Three First National Plaza
                              Chief Executive Officer            Suite 4400
                              Sara Lee Corporation               Chicago, IL 60602-4260

Siegfried Buschmann           Chairman and Chief Executive       3155 West Big Beaver Road
                              Officer                            P.O. Box 2601
                              The Budd Company                   Troy, MI 48007-2601


James S. Crown                General Partner                    222 North LaSalle Street
                              Henry Crown and Company            Suite 2000
                                                                 Chicago, IL 60601

Bennett Dorrance              Chairman, Managing Director        4201 N. 24/th/ Street, Suite 120
                              DMB Associates                     Phoenix, AZ 85016

Dr. Maureen A. Fay, O.P.      President                          4001 West McNichols
                              University of Detroit Mercy        Detroit, MI 48221

John R. Hall                  Retired Chairman, Chief Executive  P.O. Box 391
                              Ashland, Inc.                      Ashland, KY 41105

Verne G. Istock               Chairman of the Board              One First National Plaza
                              BANK ONE CORPORATION               Chicago, IL 60670-0554

Laban P. Jackson, Jr.         Chairman and Chief Executive       2365 Harrodsburg Road
                              Officer                            Suite B230
                              Clear Creek Properties, Inc.       Lexington, KY 40504-3300


John W. Kessler               Chairman                           P.O. Box 490
                              The New Albany Company             New Albany, OH 43054

Richard J. Lehmann            Vice Chairman                      One First National Plaza
                              BANK ONE CORPORATION               Chicago, IL 60670

William G. Lowrie             President                          200 East Randolph Drive, 30/th/ Floor
                              Amoco Corporation                  Chicago, IL 60601-7125

Richard A. Manoogian          Chairman and Chief Executive       21001 Van Born Road
                              Officer                            Taylor, MI 48180
                              Masco Corporation

William T. McCormick, Jr.     Chairman and Chief Executive       330 Town Center Drive
                              Officer                            Suite 1100
                              CMS Energy Corporation             Dearborn, MI 48126


John B. McCoy                 President and Chief Executive      One First National Plaza
                              Officer                            Chicago, IL 60670
                              BANK ONE CORPORATION

Thomas E. Reilly, Jr.         Chairman of the Board              300 North Meridian Street
                              Reilly Industries, Inc.            Suite 1500
                                                                 Indianapolis, IN 46204-1763


                              Page 15 of 25 Pages

John W. Rogers, Jr.           Chairman and President             307 North Michigan Avenue
                              Ariel Capital Management, Inc.     Suite 500
                                                                 Chicago, IL 60601

Thekla R. Shackelford         Education Consultant               6020 Havens Road
                                                                 Gahanna, OH 43230

Alex Shumate                  Managing Partner                   41 S. High Street, Suite 1300
                              Squire, Sanders & Dempsey          Columbus, OH 43215

Frederick P. Stratton, Jr.    Chairman and Chief Executive       P.O. Box 702
                              Officer                            Milwaukee, WI 53201
                              Briggs & Stratton Corp.

John C. Tolleson              Chairman and President             1601 Elm Street, 47/th/ Floor
                              The Tolleson Group                 Dallas, TX 75201

David J. Vitale               Vice Chairman                      One First National Plaza
                              BANK ONE CORPORATION               Chicago, IL 60670-0458

Robert D. Walter              Chairman and Chief Executive       5555 Glendon Court
                              Officer                            Dublin, OH 43016
                              Cardinal Health, Inc.


                  EXECUTIVE OFFICERS OF BANK ONE CORPORATION


NAME                   TITLE WITH BANK ONE AND           BUSINESS ADDRESS
-----                  PRINCIPAL OCCUPATION              ------------------
                       -----------------------
Verne G. Istock        Chairman of the Board             One First National Plaza
                                                         Chicago, IL 60670

John B. McCoy          President and Chief Executive     One First National Plaza
                       Officer                           Chicago, IL 60670


Richard J. Lehmann     Vice Chairman of the Board        One First National Plaza
                                                         Chicago, IL 60670

David J. Vitale        Vice Chairman of the Board        One First National Plaza
                                                         Chicago, IL 60670

Marvin W. Adams        Chief Technology Officer          1111 Polaris Parkway, Suite B-3
                                                         Columbus, OH 43240

William P. Boardman    Head of Acquisitions              100 East Broad Street
                                                         Columbus, OH 43271-0261

Sherman I. Goldberg    General Counsel and Secretary     One First National Plaza
                                                         Chicago, IL 60670

Thomas E. Hoaglin      Head of Operations                1111 Polaris Parkway, Suite B-3
                                                         Columbus, OH 43240

W. G. Jurgensen        Head of Commercial Bank Products  One First National Plaza
                                                         Chicago, IL 60670

                              Page 16 of 25 Pages

David J. Kundert       Head of Investment Management     1111 Polaris Parkway
                                                         Second Floor, Suite 100
                                                         Columbus, OH 43240

Timothy P. Moen        Head of Human Resources           One First National
                                                         Plaza Chicago, IL 60670

Susan S. Moody         Head of Commercial Bank           One First National
                       Relationships                     Plaza Chicago, IL 60670

Robert A. Rosholt      Chief Financial Officer           One First National
                                                         Plaza Chicago, IL 60670

Ronald G. Steinhart    Head of Commercial Bank -         1717 Main Street
                       Real Estate and Private Banking   Dallas, TX 75201

Kenneth T. Stevens     Head of Retail                    1111 Polaris Parkway,
                                                         Suite A-2 Columbus, OH
                                                         43240

Richard W. Vague       Head of Credit Card               201 Walnut Street
                                                         Wilmington, DE 19800

Richard R. Wade        Head of Risk Management           One First National
                                                         Plaza Chicago, IL 60670

Donald A. Winkler      Head of Consumer Finance          100 East Broad Street
                                                         Columbus, OH 43271-0261

                              Page 17 of 25 Pages

                                  APPENDIX IV

                            CROSS CREEK PARTNERS II

                                GENERAL PARTNERS


                                      NAME
                                      ----

                                Lawrence E. Fox

                                 Eric C. Larson

                               Jeffrey V. Holway

                                Timothy A. Dugan


The individuals listed generally hold positions in one or more of FCEC and its direct and indirect subsidiaries. Correspondence to all of the Cross Creek general partners may be sent to Three First National Plaza, Chicago, Illinois 60670.

                              Page 18 of 25 Pages

                                   EXHIBIT D

          AGREEMENT dated as of November 16, 1998 by and among First Chicago Equity Corporation ("FCEC"), First Chicago Financial Corporation ("FCFC"), BANK ONE CORPORATION ("BANK ONE") and Cross Creek Partners II ("Cross Creek").


          WHEREAS, in accordance with Rule 13d-1(f) of the Securities Exchange Act of 1934 (the "Act"), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

          NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

          Each of FCEC, FCFC, BANK ONE and Cross Creek does hereby agree, in accordance with Rule 13d-1(f) under the Act, to file one Amendment No. 1 to Statement on Schedule 13D relating to their ownership of the Common Stock of M-WAVE, INC., and does hereby further agree that said Statement shall be filed on behalf of each of FCEC, FCFC, BANK ONE and Cross Creek. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a "group" (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of M-WAVE, INC.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                   FIRST CHICAGO EQUITY CORPORATION

                                   By:    /s/ Geoffrey L. Stringer
                                          ---------------------------
                                   Name:  Geoffrey L. Stringer
                                   Title: Chairman of the Board

                                   FIRST CHICAGO FINANCIAL CORPORATION

                                   By:    /s/ David J. Vitale
                                          ---------------------------
                                   Name:  David J. Vitale
                                   Title: President

                                   BANK ONE CORPORATION

                                   By:    /s/ David J. Vitale
                                          ---------------------------
                                   Name:  David J. Vitale
                                   Title: Vice Chairman


                                   CROSS CREEK PARTNERS II

                                   By:    /s/ Eric C. Larson
                                          ---------------------------
                                   Name:  Eric C. Larson
                                   Title: General Partner

                              Page 19 of 25 Pages

                                                                       EXHIBIT E


                        FIRST CHICAGO EQUITY CORPORATION
                     Three First National Plaza, Suite 1210
                          Chicago, Illinois 60670-0610

                               November 17, 1998



VIA MESSENGER
-------------

M-WAVE, INC.
216 Evergreen Street
Bensenville, Illinois 60106
Attention: Secretary

                     Re: Notice of Proposed Director Nominees
                         ------------------------------------

Dear Sir or Madam:

          Pursuant to Section 3.12 of the By-Laws of M-WAVE, INC., a Delaware corporation (the "Company"), notice is hereby given that the undersigned stockholder of the Company intends to nominate the following two individuals to serve as Directors of the Company at the Company's annual meeting of stockholders (the "Annual Meeting"), currently scheduled for December 9, 1998:

                              Mr. Lawrence E. Fox
                              Mr. L. Christopher Saenger III

          The undersigned hereby confirms that it is a stockholder of record as of the date on which this notice is given and that First Chicago Equity Corporation ("FCEC") owns of record an aggregate of 694,464 shares of the Company's common stock, par value $.01 per share (the "Common Stock"). The address for FCEC is Three First National Plaza, Suite 1210, Chicago, Illinois 60670-0610. FCEC was formerly known as First Capital Corporation of Chicago.

          The undersigned believes that this notice is timely under the Company's By-Laws, which require that such notice be delivered to the Company no later than the close of business of the later of (i) the 30/th/ day prior to the annual meeting (in the case of director nominations) or (ii) the 10/th/ day following the date on which public announcement of the date of such meeting is first made (in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year's annual meeting). The Company's annual meeting for 1997 was held on June 4, 1997. The undersigned believes that the first public announcement of the date of the annual meeting occurred on November 9, 1998 upon the filing of the Company's proxy statement with the Securities and Exchange Commission.

          The information relating to the foregoing nominees that is required to be disclosed in solicitation of proxies for election of directors, or otherwise required by, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is attached hereto as Exhibit A. In addition, each nominee's written consent to serve as a Director of the Company is attached hereto.

                              Page 20 of 25 Pages

November 17, 1998
Page 21

          Pursuant to the terms of the By-Laws, FCEC reserves the right to add additional nominees as subsequently may be appropriate. The undersigned does not intend to propose to bring any other business before the Annual Meeting.

          Please be advised that FCEC intends to promptly file an Amendment No. 1 to its Schedule 13D reflecting the foregoing.

                              Sincerely,

                              First Chicago Equity Corporation


                              By: /s/ Geoffrey L. Stringer
                                  ---------------------------------
                              Name:  Geoffrey L. Stringer
                              Title: Chairman of the Board

                              Page 21 of 25 Pages

                                                                       EXHIBIT A
                                                                       ---------

          The information required by the Exchange Act is set forth below:

          Lawrence E. Fox has been a Senior Vice President of First Chicago Equity Corporation ("FCEC"), which is principally engaged in venture capital investing, since May 1996 and prior thereto served as a Vice President of FCEC since January 1996. In addition, Mr. Fox has also served as a Senior Vice President of First Chicago Capital Corporation ("FCCC") since May 1995 and a Senior Vice President of The First National Bank of Chicago since 1991. Mr. Fox currently heads the equity unit of the Capital Investments Department. Mr. Fox has previously been responsible for FCEC's leveraged debt funding and mezzanine investments. Mr. Fox is a director of Sovereign Specialty Chemicals Inc. Mr. Fox received his undergraduate degree from the University of Wisconsin and an M.B.A. from the University of Chicago. Mr. Fox is 56 years old.

          L. Christopher Saenger III currently serves as a Vice President of FCCC, which is principally engaged in venture capital investing, and has been employed by FCCC since October 1994. Mr. Saenger served as Associate at Landmark Ventures, Inc. from May 1993 to October 1994. Mr. Saenger attended The Wharton School of the University of Pennsylvania from September 1991 through May 1993. Mr. Saenger received a B.B.A. from the University of Notre Dame and an M.B.A. from The Wharton School. Mr. Saenger is currently 31 years old.

          Messrs. Fox and Saenger do not own any shares of Common Stock individually. Mr. Fox, however, is the managing general partner of Cross Creek Partners II ("Cross Creek") and, as a result, may be deemed to beneficially own the 87,500 shares of Common Stock owned by Cross Creek.

          Neither Mr. Fox nor Mr. Saenger has a family relationship (as defined in Item 401 of Regulation S-K) with any of the Company's current Directors or executive officers (as identified in the Company's Proxy Statement, dated November 4, 1998). In addition, neither Mr. Fox nor Mr. Saenger have been involved in any of the legal proceedings listed in Item 401(f) of Regulation S-K during the past five years.

          Messrs. Fox and Saenger are each employed by FCCC, which is an affiliate of FCEC. FCEC currently owns an aggregate of 694,464 shares of Common Stock. Due to the size of its holdings, FCEC may be deemed to be an affiliate of the Company. FCEC and Cross Creek (collectively, the "First Chicago Entities") have the following material relationships with the Company:

          The First Chicago Entities and Joseph A. Turek are parties to a Shareholders Agreement dated July 21, 1993 (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, Mr. Turek has agreed to vote his shares of Common Stock in favor of the election to the Company's Board of Directors of the greater of two, or one third of the total number of Directors of the Company, designated by the First Chicago Entities. The First Chicago Entities have also agreed to vote all of the shares of Common Stock they purchased from Mr. Joel Dryer, former Chairman of

                              Page 22 of 25 Pages
the Company, in favor of the election of Mr. Turek to the Board of Directors of the Company. Messrs. Eric C. Larson and Timothy A. Dugan are directors of the Company who have been designated by the First Chicago Entities pursuant to the Shareholders Agreement.

          In addition, subject to certain exceptions, Mr. Turek has agreed in the Shareholders Agreement not to sell or otherwise transfer, in the aggregate, in excess of that number of shares of Common Stock which is achieved by multiplying 100,000 by the sum of one plus the number of full years elapsed since July 21, 1993 (except for sales made in connection with a registered offering in which the First Chicago Entities also participate), unless the First Chicago Entities have previously disposed of in excess of such amount, in which case Mr. Turek is entitled to dispose of that number of shares of Common Stock as shall have been previously sold by the First Chicago Entities less that number of shares of Common Stock previously sold by Mr. Turek in accordance with the Shareholders Agreement. Pursuant to the Shareholders Agreement, Mr. Turek has the right to participate in any registered sale of Common Stock effected by the First Chicago Entities in accordance with the Registration Rights Agreement (as defined below) or in any other sale effected by the First Chicago Entities, subject to certain limitations. Each of Mr. Turek and the First Chicago Entities are granted rights of first refusal under the Shareholders Agreement with respect to shares of Common Stock proposed to be sold by the other. The Shareholders Agreement terminates at such time as the First Chicago Entities shall hold less than 25% of the Common Stock originally acquired by them from Mr. Dryer on July 21, 1993.

          The Company and the First Chicago Entities are parties to a Registration Rights Agreement dated July 21, 1993 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company granted to the First Chicago Entities certain registration rights with respect to the shares of Common Stock acquired by the First Chicago Entities in July, 1993.
The Registration Rights Agreement provides the First Chicago Entities with the right to require the Company, subject to certain limitations, to effect two registrations (or three in the event of a proration in connection with the second registration) of such shares under applicable securities laws upon demand by the First Chicago Entities; provided that the First Chicago Entities are only entitled to one such registration prior to July 21, 1996. The First Chicago Entities are also entitled to request that such shares be included in any registration of shares of Common Stock initiated by the Company. In connection with the Registration Rights Agreement, the Company and the First Chicago Entities have agreed to indemnify each other against certain liabilities under the Securities Act of 1933 or other applicable securities laws.

                              Page 23 of 25 Pages

                          CONSENT OF DIRECTOR NOMINEE
                          ---------------------------

          The undersigned hereby consents to being named in a proxy statement as a nominee and to serving as a Director of M-WAVE, INC. if elected at the Company's annual stockholders meeting for 1998, currently scheduled for December 9, 1998, or otherwise.


Date: November 16, 1998                      /s/ Lawrence E. Fox
                                             ----------------------------
                                             Signature


                                             Lawrence E. Fox
                                             ----------------------------
                                             Name

                              Page 24 of 25 Pages

                          CONSENT OF DIRECTOR NOMINEE
                          ---------------------------

          The undersigned hereby consents to being named in a proxy statement as a nominee and to serving as a Director of M-WAVE, INC. if elected at the Company's annual stockholders meeting for 1998, currently scheduled for December 9, 1998, or otherwise.


Date: November 16, 1998                      /s/ L. Chris Saenger
                                             ------------------------------
                                             Signature


                                             L. Chris Saenger
                                             ------------------------------
                                             Name

                              Page 25 of 25 Pages